TerraForm Power, Inc.

7550 Wisconsin Ave, 9th Floor

Bethesda, Maryland 20814

January 6, 2015

VIA EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TerraForm Power, Inc.

Registration Statement on Form S-1

Filed January 8, 2015 as amended

File No. 333-200829

Dear Ms. Ransom:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TerraForm Power, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Thursday, January 8, 2015, or as soon as thereafter practicable.

Please note that the Registrant acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Carlos Domenech Zornoza
Carlos Domenech Zornoza
Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP